UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BNL Financial Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share
(Title of Class of Securities)

05561V101
(CUSIP Number of Class of Securities)

Pam Randolph
BNL Financial Corporation
7530 Highway 107
Sherwood, Arkansas 72120
(501) 834-5121 or 800)-526-4413
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of Filing Person.)

__________________________________________________________________

Copy to:
Larry W. Burks
Friday, Eldredge & Clark
400 West Capitol Avenue, Suite 2000
Little Rock, AR 72201
Telephone direct (501) 370-1513
FAX (501) 376-2147
Email: burks@fec.net

Calculation of Filing Fee
Transaction valuation $5,782,143	Amount of filing fee* $ 185

* The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

ð  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:  N/A   Form or Registration No.:  N/A
Filing Party:  N/A  Date Filed:   N/A

ð Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transaction to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1
   [X] issuer tender offer subject to Rule 13e-4
[X] going-private transaction subject to Rule 13e-3***
[ ] amendment to Schedule 13D under Rule 13d-2

Check the box if the filing is a final amendment reporting the results of the tender offer. ð

*** Possible Going Private Result

This is a combined filing of Schedule TO and Schedule 13E-3 in accordance with General Instruction J of Schedule TO. It is mathematically possible that this tender offer may result in the Company having fewer than 300 shareholders of record. The Company believes that it is not likely. But if that happens, the Company would be eligible to terminate the registration of its Common Stock under the Securities Exchange Act of 1934 (the “1934 Act”) which would stop the Company’s requirement to file financial reports, proxy statements and other items with the SEC and Sarbanes-Oxley would no longer apply to the Company. This tender offer is for 4,625,714 shares of the Company’s Common Stock which equates to the difference between the 15,671,566 shares outstanding which were owned by 2,202 shareholders of record as of April 16, 2007 and the 11,045,852 shares owned by the officers and directors, of record or beneficially, as a group (16 people). The Company has agreed to purchase 50,000 shares from the estate of Orville Sweet and 41,125 shares from the estate of C. J. McCormick, III, both recently deceased, for the price of $1.25 per share with payment being made in the near future. Messrs. Wayne Ahart, Don Byrd, Kenny Tobey and Barry Shamas have represented that they will not tender any shares. The Company does not expect any present director to tender shares.

Item 1 - TO and 13E-3. SUMMARY TERM SHEET.

The information set forth under the “Summary Term Sheet” in the Offer to Purchase dated June 8, 2007 (the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(A) and (a)(3)(A) is incorporated herein by reference.

Item 2 - TO and 13E-3. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is BNL Financial Corporation, an Iowa corporation, and the address of its domiciliary home office is 7530 Highway 107, Sherwood, AR 72120, and its telephone numbers are 501-834-5121 and 800-526-4413.

(b) Securities. This combined Schedule TO and 13E-3 relates to the offer by the Company to purchase shares of its common stock, no par value per share (“Common Stock”). The Company is offering to purchase up to 4,625,714 shares (the “Shares”), or such lesser number of Shares that are validly tendered and not properly withdrawn, of its

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 Common Stock at a purchase price of $1.25 per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase or any amendment thereto and in the related Letter of Transmittal which together constitute the “Offer.” A copy of each is attached as Exhibit (a)(1)(A) and (a)(1)(B) and (a)(3)(A) and (a)(3)(B), respectively, to this combined Schedule TO and Schedule 13E-3. As of April 16, 2007, the Company had issued and outstanding 15,671,566 shares of its Common Stock, excluding treasury shares, which were owned of record by 2,202 shareholders.

The information set forth in Introduction and Sections 1, 2, 9 and 10 of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Introduction and Sections 2, 7, and 9 of the Offer to Purchase is incorporated herein by reference.

(d) Dividends. The information set forth in Introduction and Sections 2, 7, and 9 of the Offer to Purchase is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in Introduction and Sections 2, 7, 9 and 10 of the Offer to Purchase is incorporated herein by reference.

Item 3 - TO and 13E-3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Company is also the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Introduction and Sections 1, 2, and 9 and BNL Financial Corporation is incorporated herein by reference.

(b) Business and Background of Entities. Not Applicable.

(c)  Business and Background of Natural Persons. Not Applicable.

Item 4 - TO and 13E-3. TERMS OF THE TRANSACTION.

(a)(1) Material Terms; Tender Offers. The information set forth in the following portions of the Offer to Purchase contains descriptions of the material terms of the transaction and the information contained therein is incorporated herein by reference.
•	Summary Term Sheet
•	Introduction
•	Section 1 Number of Shares; Proration
•	Section 2 Purpose of the Offer; Certain Effect of the Offer; Possible Going Private Result
•	Section 3 Procedures of Tendering Shares

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•	Section 4 Withdrawal Rights and Procedure
•	Section 5 Purchase of Shares and Payment of Purchase Price
•	Section 6 Certain Conditions of the Offer
•	Section 7 Price Range of Shares; Dividends
•	Section 8 Source and Amount of Funds
•	Section 9 Certain Information Concerning the Company
•	Section 10 Interests of Directors and Officers; Transactions and Arrangements Concerning Shares
•	Section 12 Certain Legal Matters; Regulatory Approvals
•	Section 13 Certain United States Federal Income Tax Consequences
•	Section 14 Extension of the Offer; Termination; Amendment

(a)(2) Mergers or Similar Transactions. Not Applicable.

(b) Purchases From Officers or Directors. The information in Introduction and Sections 2, 9 and 10 of the Offer to Purchase is incorporated herein by reference.

(c) Different Terms. Not Applicable.

(d) Appraisal Rights. Not Applicable.

(e) Provisions for Unaffiliated Security Holders. Not Applicable.

(f) Eligibility for Listing or Trading. Not Applicable.

Item 5 - TO and 13E-3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information in Introduction and Sections 2, 7, 9, and 10 of the Offer to Purchase is incorporated herein by reference.

(b) Significant Corporate Events. Not Applicable.

(c) Negotiations or Contacts. Not Applicable.

(e) Agreements Involving the Subject Company’s Securities. The information set forth under Sections 9 and 10 of the Offer to Purchase is incorporated herein by reference.

Item 6 - TO and 13E-3. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in Introduction and Sections 2, 7, 8, 9 and 10 of the Offer to Purchase is incorporated herein by reference.

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(b) Use of Securities Acquired. The information set forth in Introduction and Sections 1, 2, 7, 8, 9 and 10 of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Introduction and Sections 1, 2, 5, 6, 7, 8, 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 7 - TO. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in Introduction and Sections 2, 5, 6, 7, 8, 9 and 10 of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in Introduction and Sections 1, 2, 5, 6, 7, 8, 9 and 10 of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in Introduction and Sections 1, 2, 5, 6, 7, 8, 9 and 10 of the Offer to Purchase is incorporated herein by reference.

Item 7 - 13E-3. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in Introduction and Sections 2, 5, 6, 7, 8, 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

(b) Alternatives. Not Applicable.

(c) Reasons. The information set forth in Introduction and Sections 1, 2, 5, 6, 7, 8, 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

(d) Effects. The information set forth in Introduction and Sections 1, 2, 5, 6, 7, 8, 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 8 - TO. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership and (b) Securities Transactions.  The information set forth in Introduction and Sections 2, 5, 7, 8, 9, and 10 of the Offer to Purchase is incorporated herein by reference.

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Item 8 - 13E-3. FAIRNESS OF THE TRANSACTION

All Subparts of Item 1014 of Regulation M-A. The information set forth in Introduction and Sections 1, 2, 5, 7, 8, 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 9 - TO. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations and (b) Employees and Corporate Assets.  The information set forth under Section 15 of the Offer to Purchase is incorporated herein by reference.

Item 9 - 13E-3. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal. None. The information set forth in Introduction and Sections 2, 5, 6, 7, 8, 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not Applicable.

(c) Availability of Documents. Not Applicable.

Item 10 - TO. FINANCIAL STATEMENTS.

The Company’s financial statements are not deemed material to the offer because the substance of this Offer is that it is a cash-only issuer tender offer. Any financing of the purchase of Shares tendered is unknown at this time because it is unknown how many Shares will be tendered. The Company, which is the “offeror,” is a public reporting company under Section 13(a) or 15(d) of the 1934 Act and files reports electronically on EDGAR. However, the information set forth under Section 9 of the Offer to Purchase is incorporated herein by reference.

Item 10 - 13E-3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in Introduction and Sections 2, 5, 6, 7, 8, 9 and 10 of the Offer to Purchase is incorporated herein by reference.

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(b) Conditions. The information set forth in Introduction and Sections 1, 2, 5, 6, 7, 8, 9 and 10 of the Offer to Purchase is incorporated herein by reference.

(c) Expenses. The Company estimates that its total expenses including printing, postage, legal, and filing fees will be less than $100,000. The information in Sections 5, 9, 11, and 15 of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in Introduction and Sections 1, 2, 5, 6, 7, 8, 9 and 10 of the Offer to Purchase is incorporated herein by reference.

Item 11 - TO. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Introduction and Sections 1, 2, 5, 6, 7, 8, 9, 10, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information. None other than that contained in the Offer to Purchase, Letter of Transmittal and letter to shareholders from Kenny Tobey, President.

Item 11 - 13E-3. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership and (b) Securities Transactions.  The information set forth in Introduction and Sections 2, 5, 7, 8, 9, and 10 of the Offer to Purchase is incorporated herein by reference.

Item 12 - TO. EXHIBITS.

(a)(1)(A) Offer to Purchase dated June 8, 2007
(a)(1)(B)  Letter of Transmittal
(a)(1)(C)  Letter to Stockholders from Kenny Tobey, President, BNL
(a)(2)       Not Applicable
(a)(3)(A) Offer to Purchase dated June 8, 2007
(a)(3)(B)  Letter of Transmittal
(a)(3)(C) Letter to Stockholders from Kenny Tobey, President, BNL
(a)(4)       Not Applicable
(a)(5)       None
(b)           None at this time
(d)           Not Applicable
(g)           Not Applicable
(h)           None; not applicable

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Item 12 - 13E-3. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in Introduction and Sections 2, 5, 6, 7, 8, 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in Introduction and Sections 2, 5, 6, 7, 8, 9, and 10 of the Offer to Purchase is incorporated herein by reference.

Item 13 - TO. INFORMATION REQUIRED BY SCHEDULE 13E-3

Each item required by Schedule 13E-3 has been addressed in this combined filing.

Item 13 - 13E-3. FINANCIAL STATEMENTS

The Company’s financial statements are not deemed material to the offer because the substance of this Offer is that it is a cash-only issuer tender offer which has only a mathematical possibility of becoming a going private transaction. Any financing of the purchase of Shares tendered is unknown at this time because it is unknown how many Shares will be tendered. The Company, which is the “offeror,” is a public reporting company under Section 13(a) or 15(d) of the 1934 Act and files reports electronically on EDGAR. However, the information set forth under Section 9 of the Offer to Purchase is incorporated herein by reference.

Item 14 - 13E-3. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations and (b) Employees and Corporate Assets.  The information set forth under Section 15 of the Offer to Purchase is incorporated herein by reference.

Item 15 - 13E-3. ADDITIONAL INFORMATION

(b) Other Material Information. None other than that contained in the Offer to Purchase, Letter of Transmittal and letter to shareholders from Kenny Tobey, President.

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Item 16 - 13E-3. EXHIBITS

(a)(1)(A) Offer to Purchase dated June 8, 2007
(a)(1)(B)  Letter of Transmittal
(a)(1)(C)  Letter to Stockholders from Kenny Tobey, President, BNL
(a)(2)        Not Applicable
(a)(3)(A)  Offer to Purchase dated June 8, 2007
(a)(3)(B)   Letter of Transmittal
(a)(3)(C)    Letter to Stockholders from Kenny Tobey, President, BNL
(a)(4)          Not Applicable
(a)(5)         None
(b)  None at this time
(c)  None
(d)  None
(f)  None; not applicable
(g)  None

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BNL Financial Corporation

BY:_/s/ Wayne E. Ahart
         Wayne E. Ahart
Chairman, Board of Directors
                                    Date: May 15, 2007

Exhibit 13(A)(1)(A)

BNL FINANCIAL CORPORATION
OFFER TO PURCHASE FOR CASH UP TO
4.625,714 SHARES OF ITS COMMON STOCK,
NO PAR VALUE,
AT A PURCHASE PRICE OF $1.25 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT
12:00 NOON, CENTRAL DAYLIGHT TIME, ON FRIDAY, AUGUST 10, 2007,
UNLESS THE OFFER IS EXTENDED.

BNL Financial Corporation, an Iowa corporation (“BNL,” the "Company," or “Purchaser”), hereby invites its stockholders to tender up to 4,625,714 shares (“Shares”) of its common stock, no par value (“Common Stock”), to the Company for its purchase at a price of $1.25 per Share (the “Purchase Price”) in cash, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

 The Company will pay the Purchase Price for all Shares validly tendered and not withdrawn upon the terms and subject to the conditions of the Offer, the procedures pursuant to which Shares will be accepted for payment and the proration provisions. Certificates representing Shares not purchased will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more or less than 4,625,714 Shares pursuant to the Offer. See Sections 1, 3-6, 12 and 14.

This Offer is being made to all stockholders but excludes shares subject to unexercised options. The company’s executive officers (Wayne Ahart, Don Byrd, Kenny Tobey and Barry Shamas) have represented that they will not tender any shares for purchase.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM TOTAL NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. See Sections 5, 6, 8, 12 and 14 .

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Possible Going Private Result

It is mathematically possible that this Offer may result in the Company having fewer than 300 shareholders of record. The Company believes that such a result is not likely. If that happens, the Company would be eligible to terminate the registration of its Common Stock under the Securities Exchange Act of 1934 (the “1934 Act”) which would stop the Company’s requirement to file financial reports, proxy statements and other items with the SEC and Sarbanes-Oxley would no longer apply to the Company. See Sections 2, 7-12.

As of April 16, 2007, the Company had 15,671,566 shares outstanding which were owned by 2,202 shareholders of record. And, officers and directors as a group (16 people) owned, of record or beneficially, 11,045,852 shares. See Sections 2 and 10.

During the last five years the stock has not traded on any established trading market.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES. WHETHER A STOCKHOLDER TENDERS SHARES FOR PURCHASE BY THE COMPANY PURSUANT TO THIS OFFER IS VOLUNTARY. See Sections 2, 5-12.

The Date of this Offer to Purchase is June 8, 2007.

SUMMARY TERM SHEET

BNL Financial Corporation is providing this summary term sheet for your convenience. It highlights some of the more material information in this Offer, but you should realize that it does not describe all of the details of the Offer to the same extent described in this document and in the Letter of Transmittal. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this document where you will find a more complete discussion.

WHO IS OFFERING TO PURCHASE MY SHARES OF COMMON STOCK?

BNL Financial Corporation, an Iowa corporation, is offering to purchase your shares of Common Stock. This Offer is not available to shares relating to unexercised options. BNL is a reporting company with the SEC and has filed a combined Schedule TO and Schedule 13E-3 relating to this tender offer with the SEC. BNL’s domiciliary home office is 7530 Highway 107, Sherwood, AR 72120 and its phone numbers are 501-834-5121 and 800-526-4413. See Introduction, Sections 1, 9, and BNL Financial Corporation.

WHAT WILL THE PURCHASE PRICE FOR THE SHARES BE?

BNL is offering to purchase Shares of Common Stock at a price of $1.25 per share, payable in cash, which is approximately 25% above book value per share at March 31, 2007. See Introduction, Sections 2, 5, 6 and 7.

HOW MANY SHARES WILL BNL FINANCIAL CORPORATION PURCHASE?

BNL will purchase up to 4,625,714 shares in the tender offer, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration of the tender offer. If more than 4,625,714 shares are tendered, all shares tendered will be purchased on a pro rata basis, except for shares held by stockholders beneficially owning 1,000 shares or fewer which will not be subject to proration. BNL also expressly reserves the right to purchase more or less than 4,625,714 shares pursuant to the Offer or amend the Offer, subject to applicable legal requirements. The Offer is not conditioned on any minimum number of shares being tendered. See Introduction, Sections 1, 2, 5, 6, 10 and 14.

HOW WILL BNL FINANCIAL CORPORATION OBTAIN THE FUNDS TO PAY FOR THE SHARES?

Where BNL obtains funds to purchase shares will depend upon how many shares are tendered. If 1,280,000 or fewer shares are tendered, BNL expects to obtain the funds necessary to purchase Shares tendered in the Offer, and to pay related fees and expenses, from dividends from BNL’s wholly owned subsidiary, Brokers National Life Assurance Company (BNLAC”)

and from BNL’s available cash. However, if more than 1,280,000 shares are tendered, BNL may have to borrow the money to pay for the shares. Consequently, the Offer is conditioned on BNL’s receipt of financing on terms acceptable to BNL and the Offer is conditioned on the receipt of dividends from BNLAC and some of those dividends may need to be approved by the Arkansas Insurance Commissioner. See Introduction, Sections 2, 5, 6 and 8.

WHAT IS THE TOTAL AMOUNT OF FUNDS THAT BNL FINANCIAL CORPORATION WILL REQUIRE TO CONSUMMATE THE TENDER OFFER?

The actual number of shares to be tendered is unknown to BNL. However, BNL can present some hypothetical examples of the amount of funds which may be required to consummate the Offer. If BNL purchases 1,280,000 shares in the Offer, the total purchase amount would be $1,600,000.00, excluding related fees and expenses. If BNL purchases 4,625,714 shares in the Offer, the total purchase amount would be $5,782,142.50, excluding related fees and expenses. See Introduction, Sections 2, 5-10.

HOW LONG DO I HAVE TO TENDER MY SHARES?

You may tender your Shares until the Offer expires. The Offer will expire on FRIDAY, AUGUST 10, 2007, at 12:00 Noon, Central Daylight Time, unless we extend it. We may choose to extend the Offer for any reason, subject to applicable laws. However, unless we modify the Offer, we will only purchase up to 4,625,714 shares. See Introduction, Sections 1, 3, 4 and 14.

HOW WILL I BE NOTIFIED IF BNL FINANCIAL CORPORATION EXTENDS THE TENDER OFFER?

We will mail a notice to Stockholders after the scheduled expiration date if we decide to extend the Offer. See Introduction, Sections 1 and 14.

HOW DO I TENDER MY SHARES?

To tender your Shares, prior to 12:00 Noon, Central Daylight Time, on FRIDAY, AUGUST 10, 2007, unless the Offer is extended, you must deliver your stock certificate(s) or an affidavit of lost stock certificate(s) and a properly completed and duly executed Letter of Transmittal to BNL at one of the addresses appearing on the last page of this document.

See Important (page 8), Introduction, Sections 1, 3, 4, 14 and the Instructions to the related Letter of Transmittal which is enclosed with the package mailed to you.

If you have questions, you should contact the Information Person for assistance. See the information on the last page of this document.

ONCE I HAVE TENDERED SHARES IN THE TENDER OFFER, MAY I WITHDRAW MY TENDER?

Yes. You may withdraw all Shares you have tendered at any time before 12:00 Noon, Central Daylight Time, on, FRIDAY, AUGUST 10, 2007, unless we extend the Offer. See Section 4.

HOW DO I WITHDRAW SHARES I PREVIOUSLY TENDERED?

To withdraw Shares you have tendered for purchase, you must deliver, before the Expiration Date, a written, telegraphic or facsimile notice of your withdrawal. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Withdrawals must be for the entire number of shares tendered. Partial withdrawals will not be allowed. See Section 4.

HOW DO I GET PAID FOR MY TENDERED SHARES?

We will pay for shares accepted for payment by forwarding payment to the tendering Stockholders (or other person as properly specified in the Letter of Transmittal) promptly following the Expiration Date. We do not have to accept the tendered Shares. See Introduction, Sections 1, 3-6, 12 and 14.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES IF MY SHARES ARE PURCHASED PURSUANT TO THE TENDER OFFER?

  All shareholders of the Company are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of exchanging shares for cash pursuant to the offer in light of their own particular circumstances. You are responsible for your personal United States Federal income tax consequences and taxes. We will not suggest or advise any tax consequences. See Section 13.

WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY SHARES?

If you are a registered Stockholder of record according to the Company’s records and you tender your Shares directly to the Company, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. The Company will not pay any transaction costs, charges, commissions or fees of your bank or broker. See Sections 1, 2, 3, 5, 6 and 15.

WILL I HAVE TO PAY ANY STOCK TRANSFER TAX IF I TENDER MY SHARES?

If you instruct the Company in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Sections 1, 2, 3, 5, 6 and 15.

ARE THERE ANY CONDITIONS TO THE TENDER OFFER?

Yes. The Offer is subject to conditions, such as BNL obtaining financing which is acceptable to BNL, the possible approval of the Arkansas Insurance Commissioner for the payment of dividends from BNLAC, the absence of court and governmental action prohibiting the Offer, and of changes in the general market conditions or our business that, in our judgment, are or may be materially adverse to us. See Introduction, Sections 5, 6, 8, 9, 12 and 14.

CAN BNL FINANCIAL CORPORATION AMEND THE TERMS OF THE TENDER OFFER?

Yes, we specifically reserve the right to amend the Offer in any respect. See Section 14.

HAS BNL FINANCIAL CORPORATION OR ITS BOARD OF DIRECTORS TAKEN A POSITION ON THE TENDER OFFER?

Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors makes any recommendation to any Stockholder as to whether to tender or refrain from tendering Shares. The Board of Directors believes this Offer is in the best interest of the Company. The purchase price of $1.25 per share is approximately 25% above the book value per share at March 31, 2007. See Introduction, Sections 2, 7-11.

WHAT IF I CHOOSE NOT TO TENDER MY SHARES?

Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and, correspondingly, in the Company's future earnings, losses, risks and assets, subject to the Company's right to issue additional Shares and other equity securities in the future. See Introduction, Sections 1, 2, 5, 7-11.

WHAT IS THE MARKET PRICE OF THE SHARES?

To the Company’s knowledge, there are no securities dealers who make a market in the Common Stock, there is no established market for the Common Stock and there has been no established market for the Common Stock during the last five years. The Common stock is not listed on any securities exchange and is not part of the NASDAQ system. The purchase price of $1.25 per share is approximately 25% above the book value per share at March 31, 2007. See Introduction, Sections 2, 5-11.

WHAT IS THE BOOK VALUE OF THE SHARES?

The book value as of December 31, 2006 was $.92 and as of March 31, 2007 was $.98 per share. See Sections 2, 9 and 10.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call our Information Person, Pam Randolph, Vice President, Corporate Secretary. She can be reached at BNL Financial Corporation, 7530 Highway 107, Sherwood, Arkansas 72120, telephone 501-834-5121 or 800-526-4413; facsimile 501-834-5851.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON OUR BEHALF OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE, INCORPORATED BY REFERENCE HEREIN, FILED WITH THE U.S. SECURITIES & EXCHANGE COMMISSION OR IN THE RELATED LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY US.

IMPORTANT

Any Stockholder wishing to tender his or her Shares must comply with one of the following procedures:

(1) (a) complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal; and (b) either mail or deliver the Letter of Transmittal with any required signature guarantee and any other required documents to BNL Financial Corporation; and (c) either mail or deliver the stock certificates or affidavit of lost stock certificates for such tendered Shares to the Company; or

(2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Stockholder.

Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares. Any Stockholder who desires to tender Shares and whose certificates for such Shares cannot be delivered to the Company or whose other required documents cannot be delivered to the Company by the expiration of the Offer, contact Pam Randolph, Vice President, Corporate Secretary, BNL Financial Corporation, (“Information Person”), telephone 501-834-5121 or 800-526-4413.

  STOCKHOLDERS MUST COMPLETE THE LETTER OF TRANSMITTAL TO EFFECT A VALID TENDER OF SHARES.

Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Person and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Information Person at its address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

TABLE OF CONTENTS

SUMMARY TERM SHEET  …………………………………………….. 3

IMPORTANT  ………………………………………………………...….. 8

TABLE OF CONTENTS …………………………………………………...…….. 9

INTRODUCTION ……………………………………………………………….. 10

THE OFFER  …………………………………………………………….. 13

SECTIONS:

1. NUMBER OF SHARES; PRORATION ………………………..... 13
2. PURPOSE OF OFFER; CERTAIN EFFECTS OF
THE OFFER; POSSIBLE GOING PRIVATE RESULT ….  15
3. PROCEDURES FOR TENDERING SHARES ………………….... 18
4. WITHDRAWAL RIGHTS AND PROCEDURE ……………..…. 21
5. PURCHASE OF SHARES AND PAYMENT
OF PURCHASE PRICE ………………………………….... 21
6. CERTAIN CONDITIONS OF THE OFFER..............…………….. 22
7. PRICE RANGE OF SHARES; DIVIDENDS ………....………….. 25
8. SOURCE AND AMOUNT OF FUNDS ………………..………... 26
9. CERTAIN INFORMATION CONCERNING THE COMPANY.. 26
10. INTERESTS OF DIRECTORS AND OFFICERS;
TRANSACTIONS AND ARRANGEMENTS
CONCERNING SHARES …………………………………. 28
11. EFFECTS OF THE OFFER ON THE MARKET
FOR SHARES; REGISTRATION UNDER THE 1934 ACT 30
12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS. 31
13. CERTAIN UNITED STATES FEDERAL INCOME
TAX CONSEQUENCES …………………………………… 31
14. EXTENSION OF OFFER; TERMINATION; AMENDMENT ... 31
15. FEES AND EXPENSES …………………………………………... 32
16. MISCELLANEOUS  ………………………………………..33

BNL FINANCIAL CORPORATION …………………………………………… 34

TO THE HOLDERS OF COMMON STOCK OF BNL FINANCIAL CORPORATION:

INTRODUCTION

BNL Financial Corporation, an Iowa corporation, hereby invites its Stockholders to tender up to 4,625,714 shares (“Shares”) of its common stock, no par value (“Common Stock”), to the Company for purchase at a price of $1.25 per Share, net to the seller in cash (the "Purchase Price"), upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

BNL is a reporting company with the SEC and has filed a combined Schedule TO and a Schedule 13E-3 relating to this Offer with the SEC. BNL’s domiciliary home office is 7530 Highway 107, Sherwood, AR 72120 and its phone numbers are 501-834-5121 and 800-526-4413.

The Company offers to purchase up to 4,625,714 shares in the tender offer (or such fewer number of shares as are properly tendered and not properly withdrawn) for the Purchase Price pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered, not withdrawn and accepted by the Company upon the terms and subject to the conditions and procedures of the Offer. If more than 4,625,714 shares are tendered, all shares tendered will be purchased on a pro rata basis, except for shares held by stockholders beneficially owning 1,000 or fewer shares which will not be subject to proration. The Company reserves the right to purchase more or less than 4,625,714 shares pursuant to the tender offer, subject to applicable legal requirements. The tender offer is not conditioned on any minimum number of shares being tendered in the Offer. The Offer is, however, subject to certain other conditions. See Sections 1-6, 8-12, and 14.

This Offer is being made to all Stockholders but excludes shares subject to unexercised options. Whether you tender your Shares is voluntary.

The Board of Directors of the Company has approved the Offer, however, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares.

The company’s executive officers (Wayne Ahart, Don Byrd, Kenny Tobey and Barry Shamas) have represented that they will not tender any shares for purchase.

The Company's Board of Directors believes that the Offer is in the best interests of the Company. Additionally, the Offer affords those Stockholders who desire liquidity an opportunity to sell Shares at a price of $1.25 per Share in cash to the Company. The purchase price of $1.25 per share is approximately 25% above the book value per share at March 31, 2007. Stockholders who determine not to tender shares in the Offer will have their proportionate interest in the Company's equity increased subject to the Company's right to issue additional Shares and other equity securities in the future. Immediately after the Offer is concluded and the purchased Shares recorded as treasury stock or otherwise shown as authorized but unissued stock, there may be a decrease in book value per share as to all of the shares of Common Stock which are then outstanding.
The Purchase Price will be paid net to the tendering Stockholder (or such other payee as may be properly designated in the Letter of Transmittal) in cash for all Shares accepted and purchased promptly following the Expiration Date. BNL does not have to accept the tendered Shares. See Sections 1, 3-6, 8, 9 and 14.

Stockholders who are stockholders of record and who tender their shares directly to the Company will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE COMPANY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. See Section 13.

Other Information About the Company’s Common Stock

During the last five years the stock has not traded on any established trading market.

Between January 1, 2005 and April 15, 2005, the Company purchased 18,280 shares at a purchase price of $.63 and 3,000 shares at a purchase price of $.70 for a total amount of $13,616.40. These were shares purchased upon various informal requests of shareholders.

On April 15, 2005, the Company purchased 2,216,776 shares of its Common Stock, approximately 11% of the Company’s outstanding common Stock, from Universal Guaranty Life Insurance Company, at a purchase price of $2,300,000 (approximately $1.04 per share) which purchase and purchase price were negotiated.

Between April 16, 2005 and December 31, 2005, the Company purchased 24,300 shares at a purchase price of $.70 and 103,087 shares at a purchase price of $1.00 for a total amount of $120,097.00. These were shares purchased upon various informal requests of shareholders.

11

Beginning on June 8, 2006, the Company made an issuer tender offer (with a Form TO filing with the SEC) at a purchase price of $1.00 per share ("2006 Issuer Tender Offer"). The 2006 Issuer Tender Offer terminated on September 8, 2006, and as a result the Company purchased 1,192,729 shares of its Common Stock for a total amount of $1,192,729.

From time to time during 2006, some shareholders informally requested that the Company purchase their shares and the Company purchased a total of 55,562 shares from such shareholders at a price of $1.00 per share.

Between January 1, 2007 and March 27, 2007, the Company purchased 39,334 shares from shareholders who informally requested such purchases at a purchase price of $1.00 per share. After March 27, 2007, until the date of this Offer, the Company has not purchased any shares except that the Company has agreed to purchase 50,000 shares from the estate of Orville Sweet and 41,125 shares from the estate of C. J. McCormick, III, both recently deceased, for the price of $1.25 per share with payment being made in the near future.

Possible Going Private Result

The 1934 Act and regulations thereunder administered by the SEC, permit the Company to seek to have its Common Stock registration terminated if the Company has fewer than 300 shareholders of record. If the Company’s Common Stock SEC registration is terminated, the Company will stop it filings with the SEC. Such filings with the SEC include annual reports on form 10-K, quarterly reports on form 10-Q, Schedule TO (issuer tender offer), Schedule 13E-3 (going private) and definitive proxy statements. Also, the Company would no longer be subject to Sarbanes-Oxley, a Federal law which substantively pertains to corporate governance and which is administered by the SEC.

It is a mathematical possibility that this Offer could result in the Company having fewer than 300 shareholders of record. The Company believes that going private as a result of this Offer is not likely.

There has not been any established market for the Common Stock during the last five years. The purchase price of $1.25 per share is approximately 25% above the book value per share at March 31, 2007.

See Sections 2, 7-10 and 12.

THE OFFER

1. NUMBER OF SHARES; PRORATION

Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 4,625,714 Shares or such lesser number of Shares as are validly tendered and not withdrawn in accordance with Section 4 prior to the Expiration Date, as defined herein, at a price of $1.25 per Share. The term "Expiration Date" means 12:00 Noon, Central Daylight Time, on FRIDAY, AUGUST 10, 2007, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 14 for a description of the Company's right to extend, delay, terminate or amend the Offer. The Company reserves the right, in its sole discretion, to purchase more or less than 4,625,714 Shares pursuant to the Offer. In accordance with applicable regulations of the SEC, the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. See Section 14. In the event of an over-subscription of the Offer as described below, Shares tendered prior to the Expiration Date will be eligible for proration, except for Odd Lots as explained below. The proration period also expires on the Expiration Date.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED IN THE OFFER. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. See Section 6.

The Company will pay the Purchase Price for up to 4,625,714 Shares validly tendered prior to the Expiration Date and not withdrawn upon the terms and subject to the conditions of the Offer and the procedures pursuant to which Shares will be accepted for payment. All Shares tendered and not purchased pursuant to the Offer, will be returned to the tendering Stockholders at the Company's expense promptly following the Expiration Date or termination of the Offer. The Company reserves the right, in its sole discretion, to purchase more or less than 4,625,714 Shares pursuant to the Offer. See Section 14.

 PRIORITY OF PURCHASES. Upon the terms and subject to the conditions of the Offer, if more than 4,625,714 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) have been validly tendered and not withdrawn, the Company will purchase validly tendered and not withdrawn Shares on the basis set forth below:

(a) first, all Shares tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who tenders all Shares beneficially owned by such Odd Lot Holder (tenders of fewer than all Shares owned by such stockholder will not qualify for this preference); and

(b)
second, after purchase of all of the foregoing Shares, all Shares tendered and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below.

 ODD LOTS. For purposes of the Offer, the term "Odd Lots" shall mean all Shares validly tendered prior to the Expiration Date and not withdrawn by any person who owns beneficially an aggregate of 1,000 Shares or fewer. As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. In order to qualify for this preference, an Odd Lot Holder must tender all such Shares in accordance with the procedures described in Section 3. This preference is not available to partial tenders or to beneficial holders of an aggregate of more than 1,000 Shares, even if such holders have separate accounts or certificates representing fewer than 1,000 Shares. By accepting the Offer, an Odd Lot Holder would not only avoid the payment of brokerage commissions but also would avoid any applicable odd lot discounts in a sale of such holder's Shares. Any Odd Lot Holder wishing to tender all of such stockholder's Shares should complete the box captioned "Odd Lots" on the Letter of Transmittal.

The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered all Shares owned beneficially and who, as a result of proration, would then own beneficially an aggregate of fewer than 1,000 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of Shares purchased through the exercise of such right.

 PRORATION. In the event that proration of tendered Shares is required, the Company will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such stockholder (and not withdrawn) to the total number of Shares tendered by all stockholders, other than Odd Lot Holders, (and not withdrawn). Because of the difficulty in determining the number of Shares properly tendered and not withdrawn, and because of the odd lot procedure, the Company does not expect that it will be able to announce the final proration factor and commence payment for any Shares purchased pursuant to the Offer until approximately four business days after the Expiration Date.

As described in Section 13, the number of Shares that the Company may purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list.

 NUMBER OF SHARES TO BE TENDERED BY ANY STOCKHOLDER. If a Stockholder desires to tender his Shares, the Stockholder must tender all Shares owned.

2.	PURPOSE OF THE OFFER; SOME EFFECTS OF THE OFFER; POSSIBLE GOING PRIVATE RESULT

THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WHICH ARE NOT STATEMENTS OF HISTORICAL FACT. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THE MATTERS DISCUSSED BELOW AS WELL AS THE FACTORS DESCRIBED IN THE COMPANY'S FILINGS WITH THE COMMISSION.

The Board of Directors believes that the purchase of Shares is a prudent use of the Company's financial resources and a means to provide value and liquidity to the Company's Stockholders. The Offer allows those Stockholders desiring to receive cash for their Shares an opportunity to do so.

In deciding to approve the Offer, the Board of Directors took into account the expected financial impact of the Offer on the Company and BNLAC. The Company’s primary business is the ownership and operation of BNLAC and the cash to be used in payment of the Shares will come primarily from BNLAC. This includes repayment of any debt the Company incurs for the purchase of Shares. The Company presently believes that BNLAC’s cash, short-term investments and access to credit facilities following the completion of the Offer, together with BNLAC’s anticipated cash flow from operations, will be adequate for BNLAC’s needs in the foreseeable future. However, any obligation of the Company to buy Shares pursuant to this Offer is conditional. See Sections 5, 6, 8, 9 and 14.

Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and, correspondingly, in the Company's future earnings, losses, risks and assets, subject to the Company's right to issue additional Shares and other equity securities in the future. It should be noted that, immediately after the Offer is concluded and the purchased Shares recorded as treasury stock or otherwise shown as authorized but unissued stock, there may be a decrease in book value per share as to all of the shares of Common Stock which are then outstanding.

Shares that the Company acquires pursuant to the Offer will become treasury stock or will be considered as authorized but unissued and will be available for reissuance by the Company without further stockholder action except as may be required by applicable laws. Subject to applicable laws, such Shares could be issued without stockholder approval for, among other things, acquisitions, the raising of additional capital for use in the Company's business, stock dividends or in connection with stock option plans and other plans, or a combination thereof.

The Company may in the future purchase additional shares of Common Stock in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms as or on terms that are more or less favorable to stockholders than the terms of this Offer. However, the Company has no present plans to conduct any issuer tender offers after the expiration of the Offer.

Rule 13e-4 promulgated under the 1934 Act, generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the expiration or termination of the Offer. Any possible future purchases by the Company will depend on several factors including, without limitation, the ability of the Company to make such purchases under its financing agreements in effect at the time, if any, the market price of the Shares (there has not been any established market for more than five years), the results of the Offer, the Company's business and financial position and general economic, market conditions and possible approval of the Arkansas Insurance Commissioner of dividends from BNLAC.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES. See Sections 7-13.

Possible Going Private Result

The 1934 Act and regulations thereunder administered by the SEC, permit the Company to seek to have its Common Stock registration terminated if the Company has fewer than 300 shareholders of record. If the Company’s Common Stock SEC registration is terminated, the Company will stop it filings with the SEC. Such filings with the SEC include annual reports on form 10-K, quarterly reports on form 10-Q, Schedule TO (issuer tender offer), Schedule 13E-3 (going private) and definitive proxy statements. Also, the Company would no longer be subject to Sarbanes-Oxley, a Federal law which substantively pertains to corporate governance and which is administered by the SEC.

It is a mathematical possibility that this Offer could result in the Company having fewer than 300 shareholders of record. The Company believes that going private as a result of this Offer is not likely.

This Offer is for 4,625,714 of the Company’s outstanding Common Stock. As of April 16, 2007, the shareholder record date for the Company’s proxy statement, the Company had 15,671,566 shares outstanding which were owned by 2,202 shareholders of record. As of that same date, the Company’s officers and directors as a group (16 people) owned, or record or beneficially, 11,045,852 shares.

If all 4,625,714 shares are tendered and purchased by the Company under this Offer and none of those shares were tendered from the Company’s officers or directors, the Company would have 16 shareholders of record remaining based on the shareholders of record on April 16, 2007.

At their meeting of March 27, 2007, a majority of the Company’s Board of Directors of who were not employees of the Company approved this Offer. Messrs. Ahart, Byrd, Tobey and Shamas are directors and employees of the Company. The Board of Directors has not made any recommendation to shareholders.

There has not been any established market for the Common Stock during the last five years. The purchase price of $1.25 per share is approximately 25% above the book value per share at March 31, 2007.

The book value as of December 31, 2006 was $.92 and as of March 31, 2007 was $.98 per share.

Between January 1, 2005 and April 15, 2005, the Company purchased 18,280 shares at a purchase price of $.63 and 3,000 shares at a purchase price of $.70 for a total amount of $13,616.40. These were shares purchased upon various informal requests of shareholders.

On April 15, 2005, the Company purchased 2,216,776 shares of its Common Stock, approximately 11% of the Company’s outstanding common Stock, from Universal Guaranty Life Insurance Company, at a purchase price of $2,300,000 (approximately $1.04 per share) which purchase and purchase price were negotiated.

Between April 16, 2005 and December 31, 2005, the Company purchased 24,300 shares at a purchase price of $.70 and 103,087 shares at a purchase price of $1.00 for a total amount of $120,097.00. These were shares purchased upon various informal requests of shareholders.

Beginning on June 8, 2006, the Company made an issuer tender offer (with a Form TO filing with the SEC) to purchase shares at a purchase price of $1.00 per share for up to

$2,000,000.00 ("2006 Issuer Tender Offer"). The 2006 Issuer Tender Offer terminated on September 8, 2006, and as a result the Company purchased 1,192,729 shares of its Common Stock for a total amount of $1,192,729.

From time to time during 2006, some shareholders informally requested that the Company purchase their shares and the Company purchased a total of 55,562 shares from such shareholders at a price of $1.00 per share.

Between January 1, 2007 and March 27, 2007, the Company purchased 39,334 shares from shareholders who informally requested such purchases at a purchase price of $1.00 per share. After March 27, 2007, until the date of this Offer, the Company has not purchased any shares except that the Company has agreed to purchase 50,000 shares from the estate of Orville Sweet and 41,125 shares from the estate of C. J. McCormick, III, both recently deceased, for the price of $1.25 per share with payment being made in the near future.

This Offer is being made to all shareholders but excludes shares subject to unexercised options. The company’s executive officers (Wayne Ahart, Don Byrd, Kenny Tobey and Barry Shamas) have represented that they will not tender any shares for purchase. The Company does not expect any present director to tender Shares for purchase.

Whether any shareholder decides to tender Shares for purchase by the Company pursuant to this Offer is entirely voluntary on the part of the shareholder.

See Sections 5-12.

3. PROCEDURES FOR TENDERING SHARES.

PROPER TENDER OF SHARES. For Shares to be validly tendered pursuant to the Offer, the stock certificates or affidavit of lost stock certificates for such Shares together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guaranties and any other documents required by the Letter of Transmittal, must be received at or prior to 12:00 Noon, Central Daylight Time, on the Expiration Date by the Company at one of its addresses set forth on the last page of this Offer to Purchase.

SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required if the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered therewith and such holder(s) has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" in the Letter of Transmittal. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate or stock power guaranteed by an Eligible Institution.
In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Company of stock certificates or affidavit of lost certificates for such Shares a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal. The decisions regarding completeness and adequacy of the tendered Shares and relevant documents and whether to accept any tender will be solely at the Company’s discretion.

 THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, AFFIDAVIT OF LOST CERTIFICATE, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

LOST, STOLEN OR DESTROYED CERTIFICATES. Stockholders whose certificates for shares are not immediately available or who cannot deliver the certificates for their shares and all other required documents to the Company on or before the Expiration Date may nevertheless tender their shares by obtaining an Affidavit of Lost Stock Certificate and Indemnity. Contact Pam Randolph, Corporate Secretary, if you need such an affidavit.

  UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Company and certifies that such number is correct. Therefore, each tendering stockholder must complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Company that it is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders) are not subject to these backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct taxpayer identification number in Part 1 of Substitute Form W-9, certify that such stockholder is not subject to backup withholding in Part 2 of such form, and sign and date the form. See the Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9 enclosed with Letter of Transmittal for additional instructions. In order for a foreign stockholder to qualify as an exempt recipient, a foreign stockholder must submit an Internal Revenue Service ("IRS") Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements may be obtained from the Company. See Instruction 9 of the Letter of Transmittal. Stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding.

TO PREVENT UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 28% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE COMPANY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

 WITHHOLDING FOR FOREIGN STOCKHOLDERS. To the Company’s knowledge, it has a Stockholder of record with an Australia address and a Stockholder of record with a Canadian address. If either such Stockholder tenders their Shares for purchase, the Company will comply with the applicable Federal income tax withholding provisions.

 DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted, the price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payments for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. The Company, the Information Person or any other person shall not be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

CERTIFICATES FOR SHARES OR AFFIDAVIT OF LOST CERTIFICATES TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE COMPANY.

4. WITHDRAWAL RIGHTS AND PROCEDURE.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date only if you comply with the following withdrawal procedure.

For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received on or before the Expiration Date by the Company at one of its addresses set forth at the end of this document of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder (if different from that of the person who tendered such Shares), the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Company, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. Neither the Company nor the Information Person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice.

Withdrawals may not be rescinded and any Shares withdrawn will thereafter not be deemed tendered for purposes of the Offer unless such withdrawn Shares are validly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Company may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering Stockholders are entitled to withdrawal rights as described in this Section 4.

5.  PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, and the Company will accept for payment and pay for (and thereby purchase) Shares validly tendered. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are tendered and not withdrawn (subject to the proration provisions of the Offer) only when, as and if it makes payment pursuant to the Offer to the Stockholder. In accordance with applicable regulations of the SEC, the

Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases or decreases the price to be paid for the Shares or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14, the Offer will be extended until the expiration of such period of ten business days.

The Company will pay for Shares purchased pursuant to the Offer by forwarding payment to the tendering stockholders.

Under no circumstances will interest on the Purchase Price be paid by the Company. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

The Company will pay or cause to be paid all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder(s), or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder(s) or such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 5 of the Letter of Transmittal.

THE COMPANY MAY BE REQUIRED TO WITHHOLD AND REMIT TO THE IRS 28% OF THE GROSS PROCEEDS PAID TO ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE COMPANY THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE SECTION 13.

6. CERTAIN CONDITIONS OF THE OFFER.

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the 1934 Act, if at any time on or after June 8, 2007 and on or prior to the Expiration Date any of the following events shall have been determined by the Company to have occurred that, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

(a) there has been instituted, or is pending, or we have received notice of, any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that, directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

(b) there has been instituted, or is pending, or we have received notice of, any action, suit or proceeding or the withholding of approval under or pursuant to any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, directly or indirectly: (i) makes the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restricts or prohibits consummation of the Offer or otherwise relates in any manner to the Offer; (ii) delays or restricts the ability of the Company, or renders the Company unable, to accept for payment or pay for some or all of the Shares; (iii) materially impairs the contemplated benefits of the Offer to the Company; or (iv) materially and adversely affects the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impairs in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

(c) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's judgment, could reasonably be expected to materially affect the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Company, have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares; (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on June 8, 2007;

(d) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of its Shares, or the Company shall have learned that any person or "group" (within the meaning of Section 13(d)(3) of the 1934 Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares;

  (e) any change or changes have occurred, or as to which the Company has received notice, in the Company's business or the Company's subsidiaries' business, condition (financial or otherwise), assets, income, level of indebtedness, operations, prospects, stock ownership or capital structure that in the Company's judgment could reasonably be expected to materially affect the business, condition (financial or otherwise), assets, income, level of indebtedness, operations, prospects, stock ownership or capital structure, or materially impair in any way the conduct of the Company's business or the business of any of the Company's subsidiaries;

(f) the Company does not obtain financing on terms acceptable to the Company for the purchase of the shares offered in the Offer, see Sections 8, 9 and; or

(g) the Company does not receive the anticipated dividends from BNLAC for any reason including but not limited to the reason that appropriate dividend approval is not received by BNLAC from the Arkansas Insurance Commissioner, see Sections 8, 9 and 12.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right. Any determination by the Company concerning the events described above will be final and binding on all parties. All conditions to the Offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the Offer.

7.  PRICE RANGE OF SHARES; DIVIDENDS.

During the last five years the stock has not traded on any established trading market.

Between January 1, 2005 and April 15, 2005 the Company, upon various informal requests from shareholders, purchased 18,280 shares at a purchase price of $.63 and 3,000 shares at a purchase price of $.70 for a total amount of $13,616.40.

On April 15, 2005, the Company purchased 2,216,776 shares of its Common Stock, approximately 11% of the Company’s outstanding common Stock, from Universal Guaranty Life Insurance Company, at a purchase price of $2,300,000 (approximately $1.04 per share) which purchase and purchase price were negotiated.

Between April 16, 2005 and December 31, 2005, the Company, upon various informal requests from shareholders, purchased 24,300 shares at a purchase price of $.70 and 103,087 shares at a purchase price of $1.00 for a total amount of $120,097.00.

Beginning on June 8, 2006, the Company made an issuer tender offer (with a Form TO filing with the SEC) at a purchase price of $1.00 per share ("2006 Issuer Tender Offer"). The 2006 Issuer Tender Offer terminated on September 8, 2006, and as a result the Company purchased 1,192,729 shares of its Common Stock for a total amount of $1,192,729.

From time to time during 2006, outside of the 2006 Issuer Tender Offer, the Company, upon various informal requests from shareholders, purchased 55,562 shares at a purchase price of $1.00 per share.

Between January 1, 2007 and March 27, 2007, the Company purchased 39,334 shares from shareholders who informally requested such purchases at a purchase price of $1.00 per share. After March 27, 2007, until the date of this Offer, the Company has not purchased any shares except that the Company has agreed to purchase 50,000 shares from the estate of Orville Sweet and 41,125 shares from the estate of C. J. McCormick, III, both recently deceased, for the price of $1.25 per share with payment being made in the near future.

The Company has not declared any dividends on its common stock to date and has no present plans to pay any dividends. The Company’s ability to declare and pay dividends in the future will be dependent upon its earnings and the cash needs for expansion. In addition, payment of dividends by BNLAC is regulated under Arkansas insurance laws.

See Sections 9, 10 and 12.

8. SOURCE AND AMOUNT OF FUNDS.

The annual net income of BNLAC, the Company’s wholly owned life and health insurance company, is the primary source for payment of the purchase price. The Company obtains monies from BNLAC in the form of dividends some of which may require prior approval from the Arkansas Insurance Commissioner.

If the Company receives tenders of up to 1,280,000, the aggregate purchase price would be $1,600,000.00 and the Company would plan to use future dividends from BNLAC to pay for the purchase price. As a matter of information, 75% of the BNLAC statutory income as reported to the Arkansas Insurance Department for the year ended December 31, 2006, was $1,867,902.

If, however, the Company receives tenders for more than 1,280,000 the Company reserves the right to seek to borrow money to pay the purchase and plans to repay the debt from future dividends from BNLAC.

As a consequence of not knowing how many shares will be tendered under the Offer, the Company is conditioning its obligation to purchase any shares on the Company obtaining financing on terms acceptable to the Company, in its discretion. The Company believes that it will be able to obtain acceptable financing for the entire purchase price of $5,782,142.50 but the Company does not have any financing commitments at the time of this Offer.

Since the payment for the shares is dependent upon the Company receiving dividends from BNLAC, the Company is also conditioning its obligation to purchase any of the shares upon receiving applicable or appropriate approvals from the Arkansas Insurance Department.

See Sections 9, 10 and 12.

9. CERTAIN INFORMATION CONCERNING THE COMPANY.

The Company’s principal activity, through its wholly owned subsidiary BNLAC, is the sale of individual and group life and accident and health insurance within the United States. The most significant income component is sales of dental insurance. BNLAC is licensed to sell in 40 states as of March 31, 2007. Substantially all of BNLAC’s life insurance in force is nonparticipating business.

The description of the Company's business and financial information and condition is qualified in its entirety by the more detailed discussion contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and in its other filings made with the SEC under the 1934 Act.

BNL is a reporting company with the SEC and has filed a Schedule TO and Schedule 13E-3 relating to this Offer with the SEC.

BNLAC is a wholly owned subsidiary of BNL. The domiciliary home office of BNL and BNLAC is:

7530 Highway 107
Sherwood, Arkansas 72120

Telephone 501-834-5121 and 800-526-4413

FAX 501-834-5851

FINANCIAL STATEMENTS AND INFORMATION. The Company does not consider that its financial statements are material to this Offer. However, the Company specifically incorporates by reference its audited financial statements contained in its SEC Annual Report Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 30, 2007, specifically pages F-1 through F-24, inclusive, and its unaudited financial statements contained in its SEC Quarterly Report Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 15, 2007, specifically pages 2 through 6, inclusive.  Copies of such materials may be obtained from the sources and procedures described in “ADDITIONAL INFORMATION,” below.  The book value as of December 31, 2006 was $.92 and as of March 31, 2007 was $.98 per share.

ADDITIONAL INFORMATION. The Company is subject to the informational filing requirements of the 1934 Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be obtained by mail, upon payment of the SEC's customary charges, from that facility. You may obtain information about the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, a copy of any of the Company’s filing with the SEC can be obtained from the Company by contacting the Information Person.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND
 ARRANGEMENTS CONCERNING SHARES.

As of April 16, 2007, the Company had issued and outstanding 15,671,566 Shares excluding treasury shares. The 4,625,714 Shares that the Company is offering to purchase represent approximately 29.52% of the Shares then outstanding. As of April 16, 2007, the Company's directors and executive officers as a group (16 persons) beneficially owned an aggregate of 11,045,852 Shares representing approximately 70.48% of the then outstanding Shares.

If the Company purchases 4,625,714 Shares pursuant to the Offer with none being tendered by any officer or director, the Company's officers and directors as a group (16 persons) would own beneficially 100% of the outstanding Shares immediately after the Offer.

The company’s executive officers (Wayne Ahart, Don Byrd, Kenny Tobey and Barry Shamas) have represented that they will not tender any shares for purchase.

The following table sets forth information regarding the beneficial ownership of shares of common stock of the Company as of April 16, 2007 by (i) each of the directors and executive officers of the Company and (ii) all of the directors and executive officers of the Company as a group:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent
Common	Wayne E. Ahart	4,712,216 (2)	30.07%
Common	Barry N. Shamas	2,801,816 (3)	17.88%
Common	C. Don Byrd	1,809,393 (4)	11.55%
Common	Kenneth Tobey	1,108,436	7.07%
Common	C. James McCormick	137,084 (5)	.87%
Common	Hayden Fry	69,047.44%
Common	John Greig	50,102.32%
Common	James A. Mullins	50,000.32%
Common	L. Stanley Schoelerman	50,000.32%
Common	Orville Sweet	50,000 (6)	.32%
Common	Richard Barclay	46,088.29%
Common	John E. Miller	47,111.30%
Common	Eugene A. Cernan	37,088.24%
Common	Roy Ledbetter	37,088.24%
Common	Cecil Alexander	37,088.24%
Common	Robert R. Rigler	3,295.02%
Common	All Officers and Directors As a group (16 persons)	11,045,852	70.48%

(1) To the Company's knowledge all shares are beneficially owned by the persons named, except as otherwise indicated, and they hold the sole voting and investment power.

(2) This includes 133,290 shares owned directly by Wayne Ahart and Wayne Ahart's indirect ownership of 1,200,000 shares which are owned by National Iowa Corporation and 649,363 shares which are owned by Arkansas National Corporation. Wayne Ahart controls both National Iowa Corporation and Arkansas National Corporation and votes the shares of the Company's common stock owned by both corporations. LeRene Ahart, as a shareholder in National Iowa Corporation and Arkansas National Corporation, has an indirect pecuniary interest in 1,200,000 shares of the Company's common stock owned by National Iowa Corporation and 649,363 shares of the Company's common stock owned by Arkansas National Corporation.  Wayne Ahart has voting control of all 2,400,000 shares of the Company's common stock owned by National Iowa Corporation and all 2,178,926 shares of the Company's common stock owned by Arkansas National Corporation plus the 133,290 shares which are owned directly by Wayne Ahart. Consequently, Wayne Ahart has voting control of 4,712,216 (30.07%) shares of the Company's common stock.

(3) Includes 1,400,000 shares held in the name of Life Industries of Iowa, Inc., and 1,335,171 shares held in the name of Arkansas Industries Corporation, both of which are controlled by Mr. Shamas.

(4) All of Mr. Byrd's shares are subject to a right of first refusal of the Company to acquire said shares on the same terms and conditions as any proposed sale or other transfer by Mr. Byrd.

(5) Includes 10,000 shares held in the name of C. James McCormick and 90,000 shares held in the names of Mr. McCormick's children. The Company has agreed to buy 41,125 shares from the estate of C. J. McCormick, III, one of Mr. McCormick’s children who recently passed away.

(6) Mr. Sweet recently passed away and the Company has agreed to buy the shares from his estate.

Neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions in the Shares during the 60 days prior to the date hereof.

In 1994, the Board of Directors and Shareholders approved the 1994 Brokers and Agents' nonqualified Stock Option Plan. This plan was established as an incentive to sales persons of BNLAC. Initially 250,000 shares were available under the plan. Options for an additional 1.75 million shares were authorized by the Board of Directors. The option period may not exceed a term of five years and the duration of the plan was ten years. This plan expired December 14, 2004. There were 245,575 stock options outstanding at December 31, 2006, with an estimated weighted average remaining life of .61 years and a weighted average exercise price of $.88. This Offer is not made for any shares which are subject to unexercised options.
  In March 2002, the Board of Directors approved the 2002 Non-Director, Non-Executive Stock Option Plan, subject to any necessary authorizations from any regulatory authority. The plan is intended to assist the Company in attracting and retaining individuals of outstanding ability and to promote concurrence of their interests with those of the Shareholders of the Company. No options were earned in 2005 or 2006. The estimated weighted average remaining life of the options is 7.4 years and weighted average exercise price is $.63. This Offer is not made for any shares which are subject to unexercised options.

The Company had a stock bonus plan for the benefit of Don Byrd and Kenny Tobey, Vice Chairman of the Board and President of the corporation. The plan provided for a bonus based on consolidated after-tax profits subject to specified limits. This stock bonus plan expired on December 31, 2006. Messrs. Byrd and Tobey have represented that they will not tender any shares for purchase pursuant to this Offer.

Except for outstanding options to purchase Shares granted from time to time to certain employees (excluding executive officers) of the Company on certain fixed dates pursuant to the Company's stock option plans and except for exercises of such options (excluding executive officers) and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

See Section 9.

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE 1934 ACT.

There has not been any organized market for the Company’s Common Stock during the last five years.

The Company's purchase of Shares pursuant to the Offer will reduce the number of Stockholders.

As a result of the Offer, the Company’s capitalization will be changed by reducing the number of outstanding shares actually purchased by up to 4,625,714 and reducing the shareholders’ equity by the amount of the actual total purchase price up to $5,782,142.50 plus any costs which may be required to be included.

Shares the Company acquires pursuant to the Offer will become either treasury stock or will be reinstated to authorized but unissued and will be available for the Company to issue without further stockholder action except as required by applicable laws for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future stock option and employee benefit plans. The Company has no current plans for issuance of the Shares repurchased pursuant to the Offer.

The Company’s Common Stock is registered under the1934 Act, which requires, among other things, that the Company furnish certain information to its stockholders and the SEC and comply with the SEC's proxy rules in connection with meetings of the Company's stockholders.

It is possible that this Offer may result in the Company having fewer than 300 shareholders of record. If that happens, the Company would be eligible to terminate the registration of its Common Stock under the 1934 Act which would stop the Company’s requirement to file financial reports, proxy statements and other items with the SEC and Sarbanes-Oxley would no longer apply to the Company.

See Introduction, Sections 2, 5-10, and 12.

12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

Other than the Arkansas Insurance Commissioner’s approval of the dividends from BNLAC, the Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offering pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

13. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

All shareholders of the Company are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of exchanging shares for cash pursuant to the offer in light of their own particular circumstances. You are responsible for your personal United States Federal income tax consequences and taxes, if any. We will not suggest or advise any tax consequences.

14. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by mailing or written notice of such extension to the stockholders of record as of April 16, 2007. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by either mailing a written notice to shareholders of record as of April 16, 2007 or making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the 1934 Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by the Company mailing a notice of amendment to the Stockholders of record as of April 16, 2007. In the case of an extension, the notice will be mailed no later than 9:00 a.m., Central Daylight Time, on the fourth business day after the last previously scheduled or announced Expiration Date.

If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the 1934 Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14, the Offer will then be extended until the expiration of such ten business days.

15. FEES AND EXPENSES.

The Information Persons may contact stockholders by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

The Company will not pay fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. The Company may, however, upon request through the Information Person, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company for purposes of the Offer.

The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 6 in the Letter of Transmittal.

16. MISCELLANEOUS.

The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Pursuant to Rules 13e-3 and 13e-4 of the General Rules and Regulations under the 1934 Act, the Company has filed with the SEC a combined Schedule TO (Issuer Tender Offer Statement) and Schedule 13E-3 (Going Private Statement) which contains additional information with respect to the Offer. Such combined Schedule TO and Schedule 13E-3, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning the Company.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

BNL FINANCIAL CORPORATION

Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Company at its address set forth below.

BY MAIL: BNL Financial Corporation
P.O. Box 6600
North Little Rock, Arkansas 72124

BY HAND,COURIER OR
FEDERAL EXPRESS: BNL Financial Corporation
7530 Highway 107
Sherwood, Arkansas 72120

Additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Information Person and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Information Person as set forth below.

The Information Person for the Offer is:

Pam Randolph
BNL Financial Corporation
7530 Highway 107
Sherwood, Arkansas 72120

Telephone: 501-834-5121 or 800-526-4413

By Facsimile Transmission: 501-834-5851

Exhibit 13(A)(1)(B)

LETTER OF TRANSMITTAL

TO TENDER SHARES OF THE
COMMON STOCK
OF
BNL FINANCIAL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 NOON, CENTRAL DAYLIGHT TIME ON AUGUST 10, 2007
UNLESS THE OFFER IS EXTENDED

DELIVERIES BY THE MEANS INDICATED
SHOULD BE MADE TO THE FOLLOWING ADDRESSES:

BY MAIL:	BY HAND, COURIER or FEDERAL EXPRESS:
BNL Financial Corporation P.O. Box 6600 North Little, Arkansas 72124	BNL Financial Corporation 7530 Highway 107 Sherwood, Arkansas 72120

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

PLEASE READ CAREFULLY THE ENTIRE LETTER OF TRANSMITTAL, INCLUDING THE ACCOMPANYING INSTRUCTIONS, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

TO TENDER YOUR SHARES OF COMMON STOCK OF BNL FINANCIAL CORPORATION, PLEASE SIGN THIS DOCUMENT ON PAGE 7 AND RETURN IT WITH YOUR CERTIFICATES OR AFFIDAVIT OF LOST CERTIFICATE REPRESENTING YOUR SHARES BEING TENDERED.

IF YOU HAVE QUESTIONS OR NEED INFORMATION OR AFFIDAVIT OF LOST STOCK CERTIFICATE, PLEASE CALL PAM RANDOLPH, VICE PRESIDENT,
BNL FINANCIAL CORPORATION, 501-834-5121 OR 800-526-4413

ALL SHARES OF BNL FINANCIAL CORPORATION REPRESENTED BY CERTIFICATES OR AFFIDAVIT OF LOST CERTIFICATE ATTACHED HERETO WILL BE CONSIDERED TENDERED IN THEIR ENTIRETY. (“Tendered Shares”)

This Letter of Transmittal is to be completed for Tendered Shares along with either certificates representing shares or an affidavit of lost certificates. Shareholders whose certificates for shares are not immediately available or who cannot deliver the certificates for their shares and all other required documents to BNL Financial Corporation on or before the Expiration Date (as defined in the Offer to Purchase) may nevertheless tender their shares by obtaining an affidavit of lost certificates pursuant to the procedure set forth in Instruction 8.

Ladies and Gentlemen:

The undersigned hereby tenders to BNL Financial Corporation (“BNL,” “Company” or the "Purchaser"), the Tendered Shares of BNL, common stock, no par value, at $1.25 per share (“Purchase Price”), payable to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer to Purchase dated June 8, 2007, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the “Offer”).

Subject to, and effective upon, acceptance by the Purchaser for payment of the Tendered Shares in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the undersigned sells, assigns and transfers to, or upon the order of, the Purchaser all right, title and interest in and to all Tendered Shares and irrevocably constitutes and appoints the Purchaser as the true and lawful agent and attorney-in-fact of the undersigned with respect to the shares with full power of substitution (the power of attorney being deemed to be an irrevocable power coupled with an interest), to:

(1)  deliver certificate(s) or affidavit of lost stock certificates representing the Tendered Shares together with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchaser upon payment by the Purchaser of the Purchase Price with respect to the Tendered Shares;

(2)  present certificates or affidavit of lost stock certificates for the Tendered Shares for cancellation or transfer on the stock record books of BNL; and

(3)  receive all benefits and otherwise exercise all rights of beneficial ownership of the Tendered Shares all in accordance with the terms and subject to the conditions of the Offer.

The undersigned represents and warrants to the Purchaser that:

(1)  the undersigned has full power and authority to tender, sell, assign and transfer the Tendered Shares hereby;

(2)  when and to the extent the Tendered Shares are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title to the Tendered

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Shares, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer of the Tendered Shares, and the Tendered Shares will not be subject to any adverse claims or rights;

(3)  the undersigned will, upon request, execute and deliver any additional documents deemed by the Purchaser necessary or desirable to complete the sale, assignment and transfer of the Tendered Shares; and

(4)  the undersigned has received the Offer to Purchase and agrees to all of the terms and conditions of the Offer.

The undersigned understands that tenders of shares pursuant to any one of the procedures and instructions described in this Letter of Transmittal will constitute the election by the undersigned to irrevocably and unconditionally transfer the shares to the Purchaser upon the terms and subject to the conditions of the Offer, and shall not be subject to any right of withdrawal of the undersigned other than those provided in the Offer. The Company's acceptance for payment of Tendered Shares pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer. The undersigned acknowledges that under no circumstances will the Purchaser pay interest on the Purchase Price, including, without limitation, by reason of any delay in making payment.

All authority conferred or agreed to be conferred in the Offer will survive the death or incapacity of the undersigned, and any obligation of the undersigned will be binding on the spouse, heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and legal representatives of the undersigned. Except as stated in the Offer, this tender is irrevocable.

The name(s) and address(es) of the registered holder(s) should be printed exactly as they appear on the certificates representing Tendered Shares. Tendered Shares must represent the entire beneficial ownership of the shareholder. If the Tendered Shares do not represent the entire beneficial ownership of the shareholder, the Company, at its sole discretion, may reject the Tendered Shares.

The Company will purchase up to 4,625,714 shares in the tender offer, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration of the tender offer. If more than 4,625,714 shares are tendered, all Tendered Shares will be purchased on a pro rata basis, except for shares held by stockholders beneficially owning 1,000 shares or fewer which may not be subject to proration. The Company also expressly reserves the right to purchase more or less than 4,625,714 shares pursuant to the tender offer, subject to applicable legal requirements. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 1 of the Offer to Purchase.

Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the Purchase Price of any Tendered Shares purchased, and return any Tendered Shares not

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tendered or not purchased, in the name(s) of the undersigned Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the Purchase Price of any Tendered Shares purchased and any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are properly completed, please issue the check for the Purchase Price of any Tendered Shares purchased and return any Shares not tendered or not purchased in the name(s) of, and mail such check and any certificates to, the person(s) so indicated. The undersigned recognizes that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Company does not accept for payment any of the Shares so tendered.

The undersigned agrees that acceptance of Tendered Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

The Purchaser will return all shares, which are, for whatever reason, not purchased.

LOST CERTIFICATES (SEE INSTRUCTION 8)

[ ] Please check here if certificates for part or all of your shares have been lost, stolen, misplaced or destroyed.

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YOUR DESIGNATION OF PURCHASE PRIORITY
(SEE INSTRUCTION 10)

Stockholders may designate the order in which their shares are to be purchased in the event of proration. The order of purchase may have an effect on the U.S. federal income tax treatment to the stockholder-seller of the Purchase Price for the shares purchased. To designate the order to purchase the shares in the case of proration complete this section of the Letter of Transmittal. If you do not designate an order and fewer than all Tendered Shares are purchased due to proration, shares to be purchased will be selected and their order of purchase, if appropriate, will be determined by the Company at its sole discretion. See Instruction 10.

PRIORITY OF PURCHASE IN THE EVENT OF PRORATION	NAMES OF REGISTERED HOLDER(S) (PLEASE FILL IN EXACTLY AS NAMES APPEAR ON STOCK CERTIFICATES)	STOCK CERTIFICATE NUMBERS	TENDERED SHARES (i.e., TOTAL NUMBER OF SHARES REPRESENTED BY CERTIFICATES (ATTACH ADDITIONAL SIGNED LISTS IF NECESSARY)
1. 2. 3. 4. 5. 6. 7.	________________________ ________________________ ________________________ ________________________ ________________________ ________________________ ________________________	_______________ _______________ _______________ _______________ _______________ _______________ _______________	______________________ ______________________ ______________________ ______________________ ______________________ ______________________ ______________________

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SPECIAL PAYMENT INSTRUCTIONS
(SEE INSTRUCTIONS 1, 4, 5 AND 6.)

To be completed ONLY if certificates for shares not tendered or not purchased and/or any check for the aggregate Purchase Price of shares purchased are to be issued in the name of and sent to someone other than the undersigned.

Issue: [ ] Check to  [ ] Certificate(s) to:

Name(s): ____________________________________
(Please Print)

Address: ____________________________________

_____________________________
(Include Zip Code)

________________________________________________
(Taxpayer Identification or Social Security No. See Substitute Form W-9)

SPECIAL DELIVERY INSTRUCTIONS
(SEE INSTRUCTIONS 1, 4, and 6.)

To be completed ONLY if certificates for shares not tendered or not purchased and/or any check for the aggregate Purchase Price of shares purchased or issued in the name of the undersigned are to be mailed to someone other than the undersigned or to the undersigned at an address other than the address of record.

Mail:  [ ] Check and/or  [ ] Certificate(s) to:

Name:   ___________________________________________
(Please Print)

Address:               ___________________________________________
___________________________________________
(Include Zip Code)

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PLEASE SIGN HERE.
(Please Also Complete and Return the Enclosed Form W-9.)

Must be signed by the registered holder(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 4.

Signatures of Owner(s)

X____________________________________________________________________________

X____________________________________________________________________________

Dated: __________________________, 2007

Name(s) ______________________________________________________________________
(Please Print)

Capacity (full title if applicable):___________________________________________________

Address: __________________________________________________________________

Zip Code: _________________________________________________________________

Area Code(s) and Telephone Number(s):  __________________________________________

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GUARANTEE OF SIGNATURE(S)
SEE INSTRUCTIONS 1 AND 4.
TO BE COMPLETED ONLY IF REQUIRED BY SUCH INSTRUCTIONS.

Name of Firm: _________________________________________________________________ Authorized Signature: __________________________________________ Name(s): _____________________________________________________________________
(Please Print)

Capacity (full title): _____________________________________________________________ Address: ____________________________________________________
                                                                         (Include Zip Code)

Area Code and Telephone No.: ____________________________________________________ Dated: ___________________, 2007

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INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

l. GUARANTEE OF SIGNATURES.

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of Tendered Shares herewith, unless such registered holder(s) has completed either the box entitled Special Payment Instructions or the box entitled Special Delivery Instructions on this Letter of Transmittal. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 4. An Eligible Institution means (1) banks (as defined in Section 3(a) of the Federal Deposit Insurance Act, as amended); (2) brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers and government securities brokers (as defined in the Securities Exchange Act of 1934, as amended); (3) credit unions (as defined in Section 19(b)(1)(A) of the Federal Reserve Act, as amended); (4) national securities exchanges, registered securities associations and clearing agencies (as used under the Securities Exchange Act of 1934, as amended); and (5) savings associations (as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended), which, in each case, are members of an approved Signature Guarantee Medallion Program.

2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARE CERTIFICATES.

For a stockholder validly to tender shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), together with any required signature guarantees and any other required documents, must be received by the Company at one of its addresses set forth herein prior to the Expiration Date and certificates or affidavit of lost certificates for Tendered Shares must be received by the Company at one of its addresses prior to the Expiration Date.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, AFFIDAVIT OF LOST STOCK CERTIFICATES, THIS LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. THE SHARES WILL BE DEEMED DULY DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE COMPANY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

3.  PARTIAL TENDERS WILL NOT BE ACCEPTED.

All shares represented by a certificate or affidavit of lost certificate that are delivered to the Company must be tendered. Requests for partial tenders will not be honored unless the Company chooses to honor a partial tender at the Company’s sole and absolute discretion.

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4. SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS.

If this Letter of Transmittal is signed by the registered holder(s) of the Tendered Shares hereby, the signatures(s) must correspond exactly with the name(s) as written on the face of the certificates for shares without alteration, enlargement or any change whatsoever.

If any of the Tendered Shares hereby are held of record by two or more persons, each person must sign this Letter of Transmittal.

If any of the Tendered Shares hereby are registered in different names on different certificates for shares, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or copies of the Letter of Transmittal) as there are different registrations of certificates for shares.

If this Letter of Transmittal is signed by the registered holder(s) of the Tendered Shares hereby, no endorsements of the certificates for transfer or separate stock powers are required unless payment of the purchase price is to be made to, or shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), in which case the certificate(s) for shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates. Signature(s) on any such certificates for shares or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Tendered Shares hereby, certificates for such shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on such certificate(s). Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

If this Letter of Transmittal or any certificate for shares or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing and must submit proper evidence satisfactory to the Purchaser of the authority of such person so to act.

5.  STOCK TRANSFER TAXES.

Except as provided in this Instruction 5, no stock transfer tax stamps or funds to cover tax stamps need accompany this Letter of Transmittal. The Purchaser will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to it or its order pursuant to the

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offer. If, however, payment of the aggregate purchase price is to be made to, or shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if such shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

6.  SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS.

If a check for the purchase price of any Tendered Shares hereby is to be issued in the name of, and/or any shares withdrawn or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal, or if the check and/or any certificates for shares withdrawn or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown on the stockholder’s address of record then the boxes captioned Special Payment Instructions and/or Special Delivery Instructions on this Letter of Transmittal should be completed.

7.  IRREGULARITIES.

All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by the Purchaser, in its sole and absolute discretion, which determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any particular shares or any particular stockholder. No tender of shares will be deemed to be validly made until all defects or irregularities have been cured or waived. Neither the Purchaser, nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give notice of any defects or irregularities.

8.  LOST, STOLEN OR DESTROYED CERTIFICATES.

If any certificate representing shares has been lost, stolen or destroyed, you should fully complete an appropriate Affidavit of Lost Stock Certificates and Indemnity. Contact Pam Randolph, Corporate Secretary, if you need such an affidavit.

9. ODD LOTS.

As described in Section 1 of the Offer to Purchase, if the Company is to purchase fewer than all shares validly tendered before the Expiration Date and not properly withdrawn, the shares that are purchased first will consist of all shares tendered by any shareholder who owned of record or owned beneficially an aggregate of 1,000 shares or fewer.

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10. ORDER OF PURCHASE IN THE EVENT OF PRORATION.

As described in Section 1 of the Offer to Purchase, stockholders may designate the order in which their shares are to be purchased in the event of proration. The order of purchase may have an effect on the U.S. federal income tax treatment to the stockholder-seller of the Purchase Price for the shares purchased. To designate the order to purchase the shares in the case of proration complete the section of this Letter of Transmittal entitled “YOUR DESIGNATION OF PURCHASE PRIORITY.” If you do not designate an order and fewer than all Tendered Shares are purchased due to proration, shares to be purchased will be selected and their order of purchase, if appropriate, will be determined by the Company at its sole discretion. See Section 1 of the Offer to Purchase.

11.  FORM W-9.

Under the United States federal income tax backup withholding rules, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Company and certifies that such number is correct, or unless another exemption applies. Therefore, each tendering stockholder that is a United States resident taxpayer must complete and sign the Form W-9 at the end of this Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Company that it is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements

12.  REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES.

Any questions or requests for assistance or additional copies of this Letter of Transmittal and other tender offer materials may be directed to Pam Randolph, Vice President, BNL Financial Corporation, P.O. Box 6600, North Little Rock, Arkansas 72124, Telephone Number 501-834-5121 or 800-526-4413.

IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE OF THIS LETTER OF TRANSMITTAL) TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES AND ANY OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE COMPANY PRIOR TO THE EXPIRATION DATE AND CERTIFICATES FOR TENDERED SHARES AND/OR THE AFFIDAVIT OF LOST STOCK CERTIFICATE AND INDEMNITY MUST BE RECEIVED BY THE COMPANY PRIOR TO THE EXPIRATION DATE.

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Form W-9         Request for Taxpayer                                                   Give form to the requester
(Rev. November 2005)                     Identification Number and Certification                         Do not send to IRS
Department of the Treasury       Internal Revenue Service
Print or type.  See Specific Instructions on page 2
Name
Business name, if different from above
Check appropriate box: □ Individual/ □ Corporation □ Partnership □ Other □ Exempt from backup Sole proprietor withholding
Address (number, street, and apt. or suite no.)
City, state, and ZIP code
List account number(s) here (optional)

Part I:
Social security number_________________________

Enter your TIN in the appropriate box. The TIN must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN).
However, for a resident alien, sole proprietor, or disregarded entity, see the Part 1 instructions on
Page 3. For other entities, it is your employer identification number (EIN). If you do have a number, see How to get a TIN on page 3. or
Employer identification number____________________

Note: If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Part II :
Under penalties of perjury, I certify that:
1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. person (including a U.S. resident alien).
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4).
Sign : Signature of
Here: U.S. person________________________________________________________ Date_________________________

Form W-9 (Rev. 11-2005) Page 2

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Purpose of Form
A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable to:
 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
 2. Certify that you are not subject to backup withholding,
or
 3. Claim exemption from backup withholding if you are a U.S. exempt payee.

Note: If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

For federal tax purposes, you are considered a person if you are:
- An individual who is a citizen or resident of the United States,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or
- Any estate (other than a foreign estate) or trust. See Regulations sections 301.7701-6(a) and 7(a) for additional information.

Special Rules for Partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partner's share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.
The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:
- The U.S. owner of a disregarded entity and not the entity,
- The U.S. grantor or other owner of a grantor trust and not the trust, and
- The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person: If you are a foreign person, use the appropriate Form W-8 (See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien
Generally, only a nonresident alien individual may use the terms of tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement that specifies the following five items:
 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
 2. The treaty article addressing the income.
 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
 4. The type and amount of income that qualifies for the exemption from tax.
 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Form W-9 (Rev. 11-2005) Page 3

14

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purpose if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments (after December 31, 2002). This is called “backup withholding.” Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents royalties, non employee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.
You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on you tax return.

Payments you receive will be subject to backup withholding if:
1. You do not furnish your TIN to the requester, or
2. You do not certify your TIN when required (see the Part II instructions on page 4 for details), or
3. The IRS tells the requester that you furnished an incorrect TIN, or
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Penalties
Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.
Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
Misuse of TINs. If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name
If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.
Sole proprietor. Enter your individual name as shown on your social security card on the “Name” line. You may enter your business, trade, or “doing business as (DBA) name on the “Business name” line.
Limited liability company (LLC). If you are a single-member
LLC (including foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line.
Other entities. Enter your business name as shown on required Federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.
Note: You are requested to check the appropriate box for your status (indidvual/sole proprietor, corporation, etc).

Exempt From Backup Withholding
If you are exempt, entire your name as described above and check the appropriate box for your status, then check the “Exempt from backup withholding” box in the line following the business name, sign and date the form.
Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.
Note: f you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.
Exempt payees. Backup withholding is not required on any payments made to the following payees:
1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b) (7) if the account satisfies the requirements of section 401(f) (2);
2. The United States or any of its agencies or instrumentalities;
3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
4. A foreign government or any of its political subdivisions, agencies, or instrumentalities; or
5. An international organization or any of its agencies or instrumentalities.
6. A corporation;
7. A foreign central bank of issue;
8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

Form W-9 (Rev. 11-2005) Page 4

15

   9. A futures commission merchant registered with the Commodity Futures Trading Commission;
 10. A real estate investment trust;
 11. An entity registered at all times during the tax year under the Investment Company Act of 1940;
 12. A common trust fund operated by a bank under section 584(a);
 13. A financial institution;
 14. A middleman known in the investment community as a nominee or custodian; or
 15. A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.
If the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt recipients except for 9
Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker
Barter exchange transactions and patronage dividends	Exempt recipients 1 through 5
Payments over $600 required to be reported and direct sales over $5,000	Generally, exempt recipients 1 through 7 [2]

1 See Form 1099-MISC, Miscellaneous Income, and its instructions.

2 However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding medical and health care payments, attorneys’ fees; and payments for services paid by a Federal executive agency,

Part I. Taxpayer Identification
Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-owner LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity’s EIN.

Note: See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Car, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at www.irs.gov.

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Writing “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 11-2005) Page 5

16

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 3, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see Exempt from backup withholding on page 2.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA or Archer MSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the
Requester
For this type of account:	Give name and SSN of:

1. Individual

2. Two or more individuals (joint
account)

3. Custodian account of a minor
(Uniform Gift to Minors Act)

4. a. The usual revocable savings
trust (grantor is also trustee)
b. So-called trust account that is
not a legal or valid trust under
state law

5. Sole proprietorship or single-
owner LLC
The individual The actual owner of the account or, if combined funds, the first individual on the account [1] The minor [2] The grantor-trustee [1] The actual owner [1] The owner [3]
For this type of account:	Give name and EIN of:

6. Sole proprietorship or single-
owner LLC

7. A valid trust, estate, or pension
trust

8. Corporate or LLC electing
corporate status on Form 8832

9. Association, club, religious,
charitable, educational, or other
tax-exempt organization

10. Partnership or multi-member
LLC

11. A broker or registered nominee

12. Account with the Department of
Agriculture in the name of a
public entity (such as a state or
local government, school
district, or prison) that receives
agricultural program payments
The owner [3] Legal entity [4] The corporation The organization The partnership The broker or nominee The public entity

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

2 Circle the minor’s name and furnish the minor’s SSN.

3 You must show your individual name, but you may also enter your business or “DBA” name. You may use either your SSN or EIN (if you have one).

4 List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed

Privacy Act Notice
Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism.
You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Exhibit 13(A)(1)(C)

June 8, 2007

Dear Shareholder:

As you are aware, the Company’s Common Stock has not been traded in any organized securities market by any securities trading firm during the last five years. As a result, shareholders wishing to sell their shares have had only limited opportunity to do so.

The Board of Directors has attempted to improve shareholder liquidity by authorizing the Company to purchase shares from time to time. The Board of Directors has authorized an issuer tender offer for the Company to purchase up to 4,625,714 shares at $1.25 per share (approximately 25% above book value). The offer expires on AUGUST 10, 2007.

Accompanying this letter are the OFFER TO PURCHASE and LETTER OF TRANSMITTAL as filed with the SEC. Please read the documents carefully.

If you wish to sell your shares, you must complete the enclosed LETTER OF TRANSMITTAL, especially pages 7 and 13, and send it along with your STOCK CERTIFICATE to the Company. Make sure the Company receives the LETTER OF TRANSMITTAL and your STOCK CERTIFICATE before AUGUST 10, 2007, which is when the offer expires.

Depending upon the number of shares tendered, this offering could result in the Company going private and enabling us to deregister as an SEC registered company. If this should occur, it would also remove our obligations to comply with the Sarbanes-Oxley Act and save the Company a lot of money each year.

Either way, the attached offer to purchase shares is an opportunity to liquidate shares for those shareholders wanting or needing to sell their shares.

Please review the documents and accept or reject the opportunity as you wish.

If you have any questions, please feel free to call Pam Randolph, vice president, at 1.800.526.4413.

Sincerely,

Kenny Tobey
President